UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 4)*

GENESIS HEALTHCARE, INC.
(Name of Issuer)

Class A Common Stock, par value $0.001 per share
(Title of Class of Securities)

37185X 106
(CUSIP Number)

Steven Fishman
c/o Formation Capital, LLC
1671 JFK Boulevard, Suite 545
Philadelphia, PA 19103
(267) 763-5000

Copy to:

Michael Sherman
Genesis Healthcare, Inc.
101 East State Street
Kennett Square, PA 19348
(610) 444-6350

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
July 31, 2017
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37185X 106
1	NAMES OF REPORTING PERSONS HCCF Management Group, Inc.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Georgia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
87,868,914(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,293,272(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
87,868,914(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
64.8%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) Represents 33,398,895 shares of the Issuer’s Class A Common Stock (as defined in Item 1 below), 54,460,537 shares of the Issuer’s Class C Common Stock (as defined in Item 1 below) and 54,460,537 OP Units (as defined in Item 1 below), on an as-converted, as-exchanged basis.  HCCF Management Group, Inc. may be deemed by a Rule of the Securities and Exchange Commission to have shared voting power by virtue of the Voting Agreement described in Item 6 below with respect to the shares of common stock of the Issuer held by it and the other parties to such Voting Agreement.  The Class A Common Shares over which the Reporting Person may be deemed to have shared voting power are comprised of (i) 33,398,895 shares of the Issuer’s Class A Common Stock that are subject to the Voting Agreement, (ii) 54,460,537 shares of the Issuer’s Class C Common Stock that are subject to the Voting Agreement on the assumption that such shares of Class C Common Stock have converted to shares of Class A Common Stock at a ratio of 0.000174115 to one and (iii) 54,460,537 OP Units on the assumption that each such OP Unit has been exchanged for one share of Class A Common Stock.  For further detail, see the disclosure below under the caption “Voting Agreement” within Item 6 of this Schedule 13D.

(2) Represents 1,003,512 shares of the Issuer’s Class A Common Stock, 2,289,361 shares of the Issuer’s Class C Common Stock and 2,289,361 OP Units, on an as-converted, as-exchanged basis, held by HCCF Management Group, Inc.

(3) Based upon information provided by the Issuer as of July 17, 2017, reflecting 135,684,868 shares of Class A Common Stock outstanding, giving effect to conversion of all shares of the Issuer’s Class C Common Stock held by the parties to the Voting Agreement and exchange of all OP Units held by the parties to the Voting Agreement.

CUSIP No. 37185X 106
1	NAMES OF REPORTING PERSONS HCCF Management Group XI, LLC
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
87,868,914(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
22,669,374(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
87,868,914(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
64.8%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Represents 33,398,895 shares of the Issuer’s Class A Common Stock (as defined in Item 1 below), 54,460,537 shares of the Issuer’s Class C Common Stock (as defined in Item 1 below) and 54,460,537 OP Units (as defined in Item 1 below), on an as-converted, as-exchanged basis.  HCCF Management Group XI, LLC may be deemed by a Rule of the Securities and Exchange Commission to have shared voting power by virtue of the Voting Agreement described in Item 6 below with respect to the shares of common stock of the Issuer held by it and the other parties to such Voting Agreement.  The Class A Common Shares over which the Reporting Person may be deemed to have shared voting power are comprised of (i) 33,398,895 shares of the Issuer’s Class A Common Stock that are subject to the Voting Agreement, (ii) 54,460,537 shares of the Issuer’s Class C Common Stock that are subject to the Voting Agreement on the assumption that such shares of Class C Common Stock have converted to shares of Class A Common Stock at a ratio of 0.000174115 to one and (iii) 54,460,537 OP Units on the assumption that each such OP Unit has been exchanged for one share of Class A Common Stock.  For further detail, see the disclosure below under the caption “Voting Agreement” within Item 6 of this Schedule 13D.

(2) Represents 6,937,750 shares of the Issuer’s Class A Common Stock, 15,728,885 shares of the Issuer’s Class C Common Stock and 15,728,885 OP Units, on an as-converted, as-exchanged basis, held by HCCF Management Group XI, LLC.

(3) Based upon information provided by the Issuer as of July 17, 2017, reflecting 135,684,868 shares of Class A Common Stock outstanding, giving effect to conversion of all shares of the Issuer’s Class C Common Stock held by the parties to the Voting Agreement and exchange of all OP Units held by the parties to the Voting Agreement.

CUSIP No. 37185X 106
1	NAMES OF REPORTING PERSONS FC Profit Sharing, LLC
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
87,868,914(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,646,829(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
87,868,914(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
64.8%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Represents 33,398,895 shares of the Issuer’s Class A Common Stock (as defined in Item 1 below), 54,460,537 shares of the Issuer’s Class C Common Stock (as defined in Item 1 below) and 54,460,537 OP Units (as defined in Item 1 below), on an as-converted, as-exchanged basis.  FC Profit Sharing, LLC may be deemed by a Rule of the Securities and Exchange Commission to have shared voting power by virtue of the Voting Agreement described in Item 6 below with respect to the shares of common stock of the Issuer held by it and the other parties to such Voting Agreement.  The Class A Common Shares over which the Reporting Person may be deemed to have shared voting power are comprised of (i) 33,398,895 shares of the Issuer’s Class A Common Stock that are subject to the Voting Agreement, (ii) 54,460,537 shares of the Issuer’s Class C Common Stock that are subject to the Voting Agreement on the assumption that such shares of Class C Common Stock have converted to shares of Class A Common Stock at a ratio of 0.000174115 to one and (iii) 54,460,537 Units on the assumption that each such OP Unit has been exchanged for one share of Class A Common Stock.  For further detail, see the disclosure below under the caption “Voting Agreement” within Item 6 of this Schedule 13D.

(2) Represents 501,815 shares of the Issuer’s Class A Common Stock, 1,144,815 shares of the Issuer’s Class C Common Stock and 1,144,815 OP Units, on an as-converted, as-exchanged basis, held by FC Profit Sharing, LLC.

(3) Based upon information provided by the Issuer as of July 17, 2017, reflecting 135,684,868 shares of Class A Common Stock outstanding, giving effect to conversion of all shares of the Issuer’s Class C Common Stock held by the parties to the Voting Agreement and exchange of all OP Units held by the parties to the Voting Agreement.

CUSIP No. 37185X 106
1	NAMES OF REPORTING PERSONS Arnold Whitman
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
87,868,914(1)

	9	SOLE DISPOSITIVE POWER
71,302(2)

	10	SHARED DISPOSITIVE POWER
27,609,475(3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
87,868,914 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
64.8%(4)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) Represents 33,398,895 shares of the Issuer’s Class A Common Stock (as defined in Item 1 below), 54,460,537 shares of the Issuer’s Class C Common Stock (as defined in Item 1 below) and 54,460,537 OP Units (as defined in Item 1 below), on an as-converted, as-exchanged basis.  Mr. Whitman may be deemed by a Rule of the Securities and Exchange Commission to have shared voting power by virtue of the Voting Agreement described in Item 6 below with respect to the shares of common stock of the Issuer held by him and the other parties to such Voting Agreement.  The Class A Common Shares over which the Reporting Person may be deemed to have shared voting power are comprised of (i) 33,398,895 shares of the Issuer’s Class A Common Stock that are subject to the Voting Agreement, (ii) 54,460,537 shares of the Issuer’s Class C Common Stock that are subject to the Voting Agreement on the assumption that such shares of Class C Common Stock have converted to shares of Class A Common Stock at a ratio of 0.000174115 to one and (iii) 54,460,537 OP Units on the assumption that each such OP Unit has been exchanged for one share of Class A Common Stock.  For further detail, see the disclosure below under the caption “Voting Agreement” within Item 6 of this Schedule 13D.

(2) Represents 71,302 shares of the Issuer’s Class A Common Stock held by Mr. Whitman.

(3) Represents (i) 501,815 shares of the Issuer’s Class A Common Stock, 1,144,815 shares of the Issuer’s Class C Common Stock and 1,144,815 OP Units on an as-converted, as-exchanged basis, owned by FC Profit Sharing, LLC, (ii) 6,937,750 shares of the Issuer’s Class A Common Stock, 15,728,885 shares of the Issuer’s Class C Common Stock and 15,728,885 OP Units on an as-converted, as-exchanged basis, owned by HCCF Management Group XI, LLC and (iii) 1,003,512 shares of the Issuer’s Class A Common Stock, 2,289,361 shares of the Issuer’s Class C Common Stock and 2,289,361 OP Units, on an as-converted, as-exchanged basis, owned by HCCF Management Group, Inc.  FC Profit Sharing, LLC is ultimately controlled by Formation Capital, LLC, of which Mr. Whitman is an executive officer. Mr. Whitman is the managing member of HCCF Management Group XI, LLC and the President of HCCF Management Group, Inc.

(4) Based upon information provided by the Issuer as of July 17, 2017, reflecting 135,684,868 shares of Class A Common Stock outstanding, giving effect to conversion of all shares of the Issuer’s Class C Common Stock held by the parties to the Voting Agreement and exchange of all OP Units held by the parties to the Voting Agreement.

CUSIP No. 37185X 106
1	NAMES OF REPORTING PERSONS Senior Care Genesis, LLC
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
87,868,914(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
11,900,040(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
87,868,914 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
64.8%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Represents 33,398,895 shares of the Issuer’s Class A Common Stock (as defined in Item 1 below), 54,460,537 shares of the Issuer’s Class C Common Stock (as defined in Item 1 below) and 54,460,537 OP Units (as defined in Item 1 below), on an as-converted, as-exchanged basis.  Senior Care Genesis, LLC may be deemed by a Rule of the Securities and Exchange Commission to have shared voting power by virtue of the Voting Agreement described in Item 6 below with respect to the shares of common stock of the Issuer held by it and the other parties to such Voting Agreement.  The Class A Common Shares over which the Reporting Person may be deemed to have shared voting power are comprised of (i) 33,398,895 shares of the Issuer’s Class A Common Stock that are subject to the Voting Agreement, (ii) 54,460,537 shares of the Issuer’s Class C Common Stock that are subject to the Voting Agreement on the assumption that such shares of Class C Common Stock have converted to shares of Class A Common Stock at a ratio of 0.000174115 to one and (iii) 54,460,537 OP Units on the assumption that each such OP Unit has been exchanged for one share of Class A Common Stock.  For further detail, see the disclosure below under the caption “Voting Agreement” within Item 6 of this Schedule 13D.

(2) Represents 3,594,174 shares of the Issuer’s Class A Common Stock, 8,304,420 shares of the Issuer’s Class C Common Stock and 8,304,420 OP Units, on an as-converted, as-exchanged basis, held by Senior Care Genesis, LLC.

(3) Based upon information provided by the Issuer as of July 17, 2017, reflecting 135,684,868 shares of Class A Common Stock outstanding, giving effect to conversion of all shares of the Issuer’s Class C Common Stock held by the parties to the Voting Agreement and exchange of all OP Units held by the parties to the Voting Agreement.

CUSIP No. 37185X 106
1	NAMES OF REPORTING PERSONS David Reis
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
87,868,914(1)

	9	SOLE DISPOSITIVE POWER
19,802(2)

	10	SHARED DISPOSITIVE POWER
11,900,040(3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
87,868,914(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
64.8%(4)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) Represents 33,398,895 shares of the Issuer’s Class A Common Stock (as defined in Item 1 below), 54,460,537 shares of the Issuer’s Class C Common Stock (as defined in Item 1 below) and 54,460,537 OP Units (as defined in Item 1 below), on an as-converted, as-exchanged basis.  Mr. Reis may be deemed by a Rule of the Securities and Exchange Commission to have shared voting power by virtue of the Voting Agreement described in Item 6 below with respect to the shares of common stock of the Issuer held by it and the other parties to such Voting Agreement.  The Class A Common Shares over which the Reporting Person may be deemed to have shared voting power are comprised of (i) 33,398,895 shares of the Issuer’s Class A Common Stock that are subject to the Voting Agreement, (ii) 54,460,537 shares of the Issuer’s Class C Common Stock that are subject to the Voting Agreement on the assumption that such shares of Class C Common Stock have converted to shares of Class A Common Stock at a ratio of 0.000174115 to one and (iii) 54,460,537 OP Units on the assumption that each such OP Unit has been exchanged for one share of Class A Common Stock.  For further detail, see the disclosure below under the caption “Voting Agreement” within Item 6 of this Schedule 13D.

(2) Represents 19,802 shares of the Issuer’s Class A Common Stock held by Mr. Reis.

(3) Represents 3,594,174 shares of the Issuer’s Class A Common Stock, 8,304,420 shares of the Issuer’s Class C Common Stock and 8,304,420 OP Units, on an as-converted, as-exchanged basis, held by Senior Care Genesis, LLC.  Senior Care Genesis, LLC is ultimately controlled by Senior Care Development, LLC, of which Mr. Reis is the managing member.

(4) Based upon information provided by the Issuer as of July 17, 2017, reflecting 135,684,868 shares of Class A Common Stock outstanding, giving effect to conversion of all shares of the Issuer’s Class C Common Stock held by the parties to the Voting Agreement and exchange of all OP Units held by the parties to the Voting Agreement.

CUSIP No. 37185X 106
1	NAMES OF REPORTING PERSONS ZAC Properties XI, LLC
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Virginia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
87,868,914(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
13,027,175(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
87,868,914(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
64.8%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Represents 33,398,895 shares of the Issuer’s Class A Common Stock (as defined in Item 1 below), 54,460,537 shares of the Issuer’s Class C Common Stock (as defined in Item 1 below) and 54,460,537 OP Units (as defined in Item 1 below), on an as-converted, as-exchanged basis.  ZAC Properties XI, LLC may be deemed by a Rule of the Securities and Exchange Commission to have shared voting power by virtue of the Voting Agreement described in Item 6 below with respect to the shares of common stock of the Issuer held by it and the other parties to such Voting Agreement.  The Class A Common Shares over which the Reporting Person may be deemed to have shared voting power are comprised of (i) 33,398,895 shares of the Issuer’s Class A Common Stock that are subject to the Voting Agreement, (ii) 54,460,537 shares of the Issuer’s Class C Common Stock that are subject to the Voting Agreement on the assumption that such shares of Class C Common Stock have converted to shares of Class A Common Stock at a ratio of 0.000174115 to one and (iii) 54,460,537 OP Units on the assumption that each such OP Unit has been exchanged for one share of Class A Common Stock.  For further detail, see the disclosure below under the caption “Voting Agreement” within Item 6 of this Schedule 13D.

(2) Represents 3,969,584 shares of the Issuer’s Class A Common Stock, 9,056,014 shares of the Issuer’s Class C Common Stock and 9,056,014 OP Units, on an as-converted, as-exchanged basis, held by ZAC Properties, LLC.

(3) Based upon information provided by the Issuer as of July 17, 2017, reflecting 135,684,868 shares of Class A Common Stock outstanding, giving effect to conversion of all shares of the Issuer’s Class C Common Stock held by the parties to the Voting Agreement and exchange of all OP Units held by the parties to the Voting Agreement.

CUSIP No. 37185X 106
1	NAMES OF REPORTING PERSONS Steven Fishman
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
87,868,914(1)

	9	SOLE DISPOSITIVE POWER
3,344,608(2)

	10	SHARED DISPOSITIVE POWER
14,674,004(3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
87,868,914(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
64.8%(4)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) Represents 33,398,895 shares of the Issuer’s Class A Common Stock (as defined in Item 1 below), 54,460,537 shares of the Issuer’s Class C Common Stock (as defined in Item 1 below) and 54,460,537 OP Units (as defined in Item 1 below), on an as-converted, as-exchanged basis.  Mr. Fishman may be deemed by a Rule of the Securities and Exchange Commission to have shared voting power by virtue of the Voting Agreement described in Item 6 below with respect to the shares of common stock of the Issuer held by him and the other parties to such Voting Agreement.  The Class A Common Shares over which the Reporting Person may be deemed to have shared voting power are comprised of (i) 33,398,895 shares of the Issuer’s Class A Common Stock that are subject to the Voting Agreement, (ii) 54,460,537 shares of the Issuer’s Class C Common Stock that are subject to the Voting Agreement on the assumption that such shares of Class C Common Stock have converted to shares of Class A Common Stock at a ratio of 0.000174115 to one and (iii) 54,460,537 OP Units on the assumption that each such OP Unit has been exchanged for one share of Class A Common Stock.  For further detail, see the disclosure below under the caption “Voting Agreement” within Item 6 of this Schedule 13D.

(2) Represents 1,060,734 shares of the Issuer’s Class A Common Stock, 2,283,476 shares of the Issuer’s Class C Common Stock and 2,283,476 OP Units, on an as-converted, as-exchanged basis held by Mr. Fishman.

(3) Represents (i) 501,815 shares of the Issuer’s Class A Common Stock, 1,144,815 shares of the Issuer’s Class C Common Stock and 1,144,815 OP Units owned by FC Profit Sharing, LLC, and (ii) 3,969,584 shares of the Issuer’s Class A Common Stock, 9,056,014 shares of the Issuer’s Class C Common Stock and 9,056,014 OP Units owned by ZAC Properties XI, LLC, on an as-converted, as-exchanged basis.  FC Profit Sharing, LLC is ultimately controlled by Formation Capital, LLC, of which Mr. Fishman is an executive officer.  Mr. Fishman is the managing member of ZAC Properties XI, LLC.

(4) Based upon information provided by the Issuer as of July 17, 2017, reflecting 135,684,868 shares of Class A Common Stock outstanding, giving effect to conversion of all shares of the Issuer’s Class C Common Stock held by the parties to the Voting Agreement and exchange of all OP Units held by the parties to the Voting Agreement.

CUSIP No. 37185X 106
1	NAMES OF REPORTING PERSONS George V. Hager, Jr.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
87,868,914(1)

	9	SOLE DISPOSITIVE POWER
2,124,807(2)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
87,868,914(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
64.8%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) Represents 33,398,895 shares of the Issuer’s Class A Common Stock (as defined in Item 1 below), 54,460,537 shares of the Issuer’s Class C Common Stock (as defined in Item 1 below) and 54,460,537 OP Units (as defined in Item 1 below), on an as-converted, as-exchanged basis.   Mr. Hager may be deemed by a Rule of the Securities and Exchange Commission to have shared voting power by virtue of the Voting Agreement described in Item 6 below with respect to the shares of common stock of the Issuer held by him and the other parties to such Voting Agreement.  The Class A Common Shares over which the Reporting Person may be deemed to have shared voting power are comprised of (i) 33,398,895 shares of the Issuer’s Class A Common Stock that are subject to the Voting Agreement, (ii) 54,460,537 shares of the Issuer’s Class C Common Stock that are subject to the Voting Agreement on the assumption that such shares of Class C Common Stock have converted to shares of Class A Common Stock at a ratio of 0.000174115 to one and (iii) 54,460,537 OP Units on the assumption that each such OP Unit has been exchanged for one share of Class A Common Stock.  For further detail, see the disclosure below under the caption “Voting Agreement” within Item 6 of this Schedule 13D.

(2) Represents 1,232,249 shares of the Issuer’s Class A Common Stock, 892,403 shares of the Issuer’s Class C Common Stock and 892,403 OP Units on an as-converted, as-exchanged basis, held by Mr. Hager.

(3) Based upon information provided by the Issuer as of July 17, 2017, reflecting 135,684,868 shares of Class A Common Stock outstanding, giving effect to conversion of all shares of the Issuer’s Class C Common Stock held by the parties to the Voting Agreement and exchange of all OP Units held by the parties to the Voting Agreement.

CUSIP No. 37185X 106
1	NAMES OF REPORTING PERSONS Robert and Debra F. Hartman Family Trust
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
IL

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
87,868,914(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
800,431(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
87,868,914(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
64.8%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Represents 33,398,895 shares of the Issuer’s Class A Common Stock (as defined in Item 1 below), 54,460,537 shares of the Issuer’s Class C Common Stock (as defined in Item 1 below) and 54,460,537 OP Units (as defined in Item 1 below), on an as-converted, as-exchanged basis.  The Robert and Debra F. Hartman Family Trust may be deemed by a Rule of the Securities and Exchange Commission to have shared voting power by virtue of the Voting Agreement described in Item 6 below with respect to the shares of common stock of the Issuer held by it and the other parties to such Voting Agreement.  The Class A Common Shares over which the Reporting Person may be deemed to have shared voting power are comprised of (i) 33,398,895 shares of the Issuer’s Class A Common Stock that are subject to the Voting Agreement, (ii) 54,460,537 shares of the Issuer’s Class C Common Stock that are subject to the Voting Agreement on the assumption that such shares of Class C Common Stock have converted to shares of Class A Common Stock at a ratio of 0.000174115 to one and (iii) 54,460,537 OP Units on the assumption that each such OP Unit has been exchanged for one share of Class A Common Stock.  For further detail, see the disclosure below under the caption “Voting Agreement” within Item 6 of this Schedule 13D.

(2) Represents 243,904 shares of the Issuer’s Class A Common Stock, 556,430 shares of the Issuer’s Class C Common Stock and 556,430 OP Units, on an as-converted, as-exchanged basis, held by the Robert and Debra F. Hartman Family Trust.

(3) Based upon information provided by the Issuer as of July 17, 2017, reflecting 135,684,868 shares of Class A Common Stock outstanding, giving effect to conversion of all shares of the Issuer’s Class C Common Stock held by the parties to the Voting Agreement and exchange of all OP Units held by the parties to the Voting Agreement.

CUSIP No. 37185X 106
1	NAMES OF REPORTING PERSONS Midway Gen Capital, LLC
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
87,868,914(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,908,412(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
87,868,914(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
64.8%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Represents 33,398,895 shares of the Issuer’s Class A Common Stock (as defined in Item 1 below), 54,460,537 shares of the Issuer’s Class C Common Stock (as defined in Item 1 below) and 54,460,537 OP Units (as defined in Item 1 below), on an as-converted, as-exchanged basis.  Midway Gen Capital, LLC may be deemed by a Rule of the Securities and Exchange Commission to have shared voting power by virtue of the Voting Agreement described in Item 6 below with respect to the shares of common stock of the Issuer held by it and the other parties to such Voting Agreement.  The Class A Common Shares over which the Reporting Person may be deemed to have shared voting power are comprised of (i) 33,398,895 shares of the Issuer’s Class A Common Stock that are subject to the Voting Agreement, (ii) 54,460,537 shares of the Issuer’s Class C Common Stock that are subject to the Voting Agreement on the assumption that such shares of Class C Common Stock have converted to shares of Class A Common Stock at a ratio of 0.000174115 to one and (iii) 54,460,537 OP Units on the assumption that each such OP Unit has been exchanged for one share of Class A Common Stock.  For further detail, see the disclosure below under the caption “Voting Agreement” within Item 6 of this Schedule 13D.

(2) Represents 1,190,955 shares of the Issuer’s Class A Common Stock, 2,716,984 shares of the Issuer’s Class C Common Stock and 2,716,984 OP Units, on an as-converted, as-exchanged basis, held by Midway Gen Capital, LLC.

(3) Based upon information provided by the Issuer as of July 17, 2017, reflecting 135,684,868 shares of Class A Common Stock outstanding, giving effect to conversion of all shares of the Issuer’s Class C Common Stock held by the parties to the Voting Agreement and exchange of all OP Units held by the parties to the Voting Agreement.

CUSIP No. 37185X 106
1	NAMES OF REPORTING PERSONS Robert Hartman
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
87,868,914(1)

	9	SOLE DISPOSITIVE POWER
19,802(2)

	10	SHARED DISPOSITIVE POWER
3,908,412(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
87,868,914(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
64.8%(4)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) Represents 33,398,895 shares of the Issuer’s Class A Common Stock (as defined in Item 1 below), 54,460,537 shares of the Issuer’s Class C Common Stock (as defined in Item 1 below) and 54,460,537 OP Units (as defined in Item 1 below), on an as-converted, as-exchanged basis.  Mr. Hartman may be deemed by a Rule of the Securities and Exchange Commission to have shared voting power by virtue of the Voting Agreement described in Item 6 below with respect to the shares of common stock of the Issuer held by him and the other parties to such Voting Agreement.  The Class A Common Shares over which the Reporting Person may be deemed to have shared voting power are comprised of (i) 33,398,895 shares of the Issuer’s Class A Common Stock that are subject to the Voting Agreement, (ii) 54,460,537 shares of the Issuer’s Class C Common Stock that are subject to the Voting Agreement on the assumption that such shares of Class C Common Stock have converted to shares of Class A Common Stock at a ratio of 0.000174115 to one and (iii) 54,460,537 OP Units on the assumption that each such OP Unit has been exchanged for one share of Class A Common Stock.  For further detail, see the disclosure below under the caption “Voting Agreement” within Item 6 of this Schedule 13D.

(2) Represents 19,802 shares of the Issuer’s Class A Common Stock held by Mr. Hartman.

(3) Represents 1,190,955 shares of the Issuer’s Class A Common Stock, 2,716,984 shares of the Issuer’s Class C Common Stock and 2,716,984 OP Units, on an as-converted, as-exchanged basis, owned by Midway Gen Capital, LLC, of which Mr. Hartman is the manager.

(4) Based upon information provided by the Issuer as of July 17, 2017, reflecting 135,684,868 shares of Class A Common Stock outstanding, giving effect to conversion of all shares of the Issuer’s Class C Common Stock held by the parties to the Voting Agreement and exchange of all OP Units held by the parties to the Voting Agreement.

CUSIP No. 37185X 106
1	NAMES OF REPORTING PERSONS Biret Operating LLC
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
87,868,914(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
565,721(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
87,868,914(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
64.8%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Represents 33,398,895 shares of the Issuer’s Class A Common Stock (as defined in Item 1 below), 54,460,537 shares of the Issuer’s Class C Common Stock (as defined in Item 1 below) and 54,460,537 OP Units (as defined in Item 1 below), on an as-converted, as-exchanged basis.  Biret Operating LLC may be deemed by a Rule of the Securities and Exchange Commission to have shared voting power by virtue of the Voting Agreement described in Item 6 below with respect to the shares of common stock of the Issuer held by it and the other parties to such Voting Agreement.  The Class A Common Shares over which the Reporting Person may be deemed to have shared voting power are comprised of (i) 33,398,895 shares of the Issuer’s Class A Common Stock that are subject to the Voting Agreement, (ii) 54,460,537 shares of the Issuer’s Class C Common Stock that are subject to the Voting Agreement on the assumption that such shares of Class C Common Stock have converted to shares of Class A Common Stock at a ratio of 0.000174115 to one and (iii) 54,460,537 OP Units on the assumption that each such OP Unit has been exchanged for one share of Class A Common Stock.  For further detail, see the disclosure below under the caption “Voting Agreement” within Item 6 of this Schedule 13D.

(2) Represents 172,384 shares of the Issuer’s Class A Common Stock, 393,269 shares of the Issuer’s Class C Common Stock and 393,269 OP Units, on an as-converted, as-exchanged basis, held by Biret Operating LLC.

(3) Based upon information provided by the Issuer as of July 17, 2017, reflecting 135,684,868 shares of Class A Common Stock outstanding, giving effect to conversion of all shares of the Issuer’s Class C Common Stock held by the parties to the Voting Agreement and exchange of all OP Units held by the parties to the Voting Agreement.

CUSIP No. 37185X 106
1	NAMES OF REPORTING PERSONS Grandview Investors LLC
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
87,868,914(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
207,740(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
87,868,914(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
64.8%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Represents 33,398,895 shares of the Issuer’s Class A Common Stock (as defined in Item 1 below), 54,460,537 shares of the Issuer’s Class C Common Stock (as defined in Item 1 below) and 54,460,537 OP Units (as defined in Item 1 below), on an as-converted, as-exchanged basis.  Grandview Investors LLC may be deemed by a Rule of the Securities and Exchange Commission to have shared voting power by virtue of the Voting Agreement described in Item 6 below with respect to the shares of common stock of the Issuer held by it and the other parties to such Voting Agreement.  The Class A Common Shares over which the Reporting Person may be deemed to have shared voting power are comprised of (i) 33,398,895 shares of the Issuer’s Class A Common Stock that are subject to the Voting Agreement, (ii) 54,460,537 shares of the Issuer’s Class C Common Stock that are subject to the Voting Agreement on the assumption that such shares of Class C Common Stock have converted to shares of Class A Common Stock at a ratio of 0.000174115 to one and (iii) 54,460,537 OP Units on the assumption that each such OP Unit has been exchanged for one share of Class A Common Stock.  For further detail, see the disclosure below under the caption “Voting Agreement” within Item 6 of this Schedule 13D.

(2) Represents 63,302 shares of the Issuer’s Class A Common Stock, 144,413 shares of the Issuer’s Class C Common Stock and 144,413 OP Units, on an as-converted, as-exchanged basis, held by Grandview Investors LLC.

(3) Based upon information provided by the Issuer as of July 17, 2017, reflecting 135,684,868 shares of Class A Common Stock outstanding, giving effect to conversion of all shares of the Issuer’s Class C Common Stock held by the parties to the Voting Agreement and exchange of all OP Units held by the parties to the Voting Agreement.

CUSIP No. 37185X 106
1	NAMES OF REPORTING PERSONS Max Moxi LLC
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
NY

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
87,868,914(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
223,083(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
87,868,914(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
64.8%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Represents 33,398,895 shares of the Issuer’s Class A Common Stock (as defined in Item 1 below), 54,460,537 shares of the Issuer’s Class C Common Stock (as defined in Item 1 below) and 54,460,537 OP Units (as defined in Item 1 below), on an as-converted, as-exchanged basis.  Max Moxi LLC may be deemed by a Rule of the Securities and Exchange Commission to have shared voting power by virtue of the Voting Agreement described in Item 6 below with respect to the shares of common stock of the Issuer held by it and the other parties to such Voting Agreement.  The Class A Common Shares over which the Reporting Person may be deemed to have shared voting power are comprised of (i) 33,398,895 shares of the Issuer’s Class A Common Stock that are subject to the Voting Agreement, (ii) 54,460,537 shares of the Issuer’s Class C Common Stock that are subject to the Voting Agreement on the assumption that such shares of Class C Common Stock have converted to shares of Class A Common Stock at a ratio of 0.000174115 to one and (iii) 54,460,537 OP Units on the assumption that each such OP Unit has been exchanged for one share of Class A Common Stock.  For further detail, see the disclosure below under the caption “Voting Agreement” within Item 6 of this Schedule 13D.

(2) Represents 67,977 shares of the Issuer’s Class A Common Stock, 155,079 shares of the Issuer’s Class C Common Stock and 155,079 OP Units, on an as-converted, as-exchanged basis, held by Max Moxi LLC.

(3) Based upon information provided by the Issuer as of July 17, 2017, reflecting 135,684,868 shares of Class A Common Stock outstanding, giving effect to conversion of all shares of the Issuer’s Class C Common Stock held by the parties to the Voting Agreement and exchange of all OP Units held by the parties to the Voting Agreement.

CUSIP No. 37185X 106
1	NAMES OF REPORTING PERSONS GRFC Gazelle LLC
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
87,868,914(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
456,877(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
87,868,914(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
64.8%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Represents 33,398,895 shares of the Issuer’s Class A Common Stock (as defined in Item 1 below), 54,460,537 shares of the Issuer’s Class C Common Stock (as defined in Item 1 below) and 54,460,537 OP Units (as defined in Item 1 below), on an as-converted, as-exchanged basis.  GRFC Gazelle LLC may be deemed by a Rule of the Securities and Exchange Commission to have shared voting power by virtue of the Voting Agreement described in Item 6 below with respect to the shares of common stock of the Issuer held by it and the other parties to such Voting Agreement.  The Class A Common Shares over which the Reporting Person may be deemed to have shared voting power are comprised of (i) 33,398,895 shares of the Issuer’s Class A Common Stock that are subject to the Voting Agreement, (ii) 54,460,537 shares of the Issuer’s Class C Common Stock that are subject to the Voting Agreement on the assumption that such shares of Class C Common Stock have converted to shares of Class A Common Stock at a ratio of 0.000174115 to one and (iii) 54,460,537 OP Units on the assumption that each such OP Unit has been exchanged for one share of Class A Common Stock.  For further detail, see the disclosure below under the caption “Voting Agreement” within Item 6 of this Schedule 13D.

(2) Represents 139,218 shares of the Issuer’s Class A Common Stock, 317,604 shares of the Issuer’s Class C Common Stock and 317,604 OP Units, on an as-converted, as-exchanged basis, held by GRFC Gazelle LLC.

(3) Based upon information provided by the Issuer as of July 17, 2017, reflecting 135,684,868 shares of Class A Common Stock outstanding, giving effect to conversion of all shares of the Issuer’s Class C Common Stock held by the parties to the Voting Agreement and exchange of all OP Units held by the parties to the Voting Agreement.

CUSIP No. 37185X 106
1	NAMES OF REPORTING PERSONS Gazelle Riverside LLC
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
87,868,914(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,136,024(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
87,868,914(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)			64.
64.8%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Represents 33,398,895 shares of the Issuer’s Class A Common Stock (as defined in Item 1 below), 54,460,537 shares of the Issuer’s Class C Common Stock (as defined in Item 1 below) and 54,460,537 OP Units (as defined in Item 1 below), on an as-converted, as-exchanged basis.  Gazelle Riverside LLC may be deemed by a Rule of the Securities and Exchange Commission to have shared voting power by virtue of the Voting Agreement described in Item 6 below with respect to the shares of common stock of the Issuer held by it and the other parties to such Voting Agreement.  The Class A Common Shares over which the Reporting Person may be deemed to have shared voting power are comprised of (i) 33,398,895 shares of the Issuer’s Class A Common Stock that are subject to the Voting Agreement, (ii) 54,460,537 shares of the Issuer’s Class C Common Stock that are subject to the Voting Agreement on the assumption that such shares of Class C Common Stock have converted to shares of Class A Common Stock at a ratio of 0.000174115 to one and (iii) 54,460,537 OP Units on the assumption that each such OP Unit has been exchanged for one share of Class A Common Stock.  For further detail, see the disclosure below under the caption “Voting Agreement” within Item 6 of this Schedule 13D.

(2) Represents 346,164 shares of the Issuer’s Class A Common Stock, 789,722 shares of the Issuer’s Class C Common Stock and 789,722 OP Units, on an as-converted, as-exchanged basis, held by Gazelle Riverside LLC.

(3) Based upon information provided by the Issuer as of July 17, 2017, reflecting 135,684,868 shares of Class A Common Stock outstanding, giving effect to conversion of all shares of the Issuer’s Class C Common Stock held by the parties to the Voting Agreement and exchange of all OP Units held by the parties to the Voting Agreement.

CUSIP No. 37185X 106
1	NAMES OF REPORTING PERSONS Gazelle Light LLC
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
87,868,914(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,311,099(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
87,868,914(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
64.8%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Represents 33,398,895 shares of the Issuer’s Class A Common Stock (as defined in Item 1 below), 54,460,537 shares of the Issuer’s Class C Common Stock (as defined in Item 1 below) and 54,460,537 OP Units (as defined in Item 1 below), on an as-converted, as-exchanged basis.  Gazelle Light LLC may be deemed by a Rule of the Securities and Exchange Commission to have shared voting power by virtue of the Voting Agreement described in Item 6 below with respect to the shares of common stock of the Issuer held by it and the other parties to such Voting Agreement.  The Class A Common Shares over which the Reporting Person may be deemed to have shared voting power are comprised of (i) 33,398,895 shares of the Issuer’s Class A Common Stock that are subject to the Voting Agreement, (ii) 54,460,537 shares of the Issuer’s Class C Common Stock that are subject to the Voting Agreement on the assumption that such shares of Class C Common Stock have converted to shares of Class A Common Stock at a ratio of 0.000174115 to one and (iii) 54,460,537 OP Units on the assumption that each such OP Unit has been exchanged for one share of Class A Common Stock.  For further detail, see the disclosure below under the caption “Voting Agreement” within Item 6 of this Schedule 13D.

(2) Represents 704,228 shares of the Issuer’s Class A Common Stock, 1,606,591 shares of the Issuer’s Class C Common Stock and 1,606,591 OP Units, on an as-converted, as-exchanged basis, held by Gazelle Light LLC.

(3) Based upon information provided by the Issuer as of July 17, 2017, reflecting 135,684,868 shares of Class A Common Stock outstanding, giving effect to conversion of all shares of the Issuer’s Class C Common Stock held by the parties to the Voting Agreement and exchange of all OP Units held by the parties to the Voting Agreement.

CUSIP No. 37185X 106
1	NAMES OF REPORTING PERSONS Gazelle Herne Hill LLC
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
87,868,914(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
446,112(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
87,868,914(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
64.8%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Represents 33,398,895 shares of the Issuer’s Class A Common Stock (as defined in Item 1 below), 54,460,537 shares of the Issuer’s Class C Common Stock (as defined in Item 1 below) and 54,460,537 OP Units (as defined in Item 1 below), on an as-converted, as-exchanged basis.  Gazelle Herne Hill LLC may be deemed by a Rule of the Securities and Exchange Commission to have shared voting power by virtue of the Voting Agreement described in Item 6 below with respect to the shares of common stock of the Issuer held by it and the other parties to such Voting Agreement.  The Class A Common Shares over which the Reporting Person may be deemed to have shared voting power are comprised of (i) 33,398,895 shares of the Issuer’s Class A Common Stock that are subject to the Voting Agreement, (ii) 54,460,537 shares of the Issuer’s Class C Common Stock that are subject to the Voting Agreement on the assumption that such shares of Class C Common Stock have converted to shares of Class A Common Stock at a ratio of 0.000174115 to one and (iii) 54,460,537 OP Units on the assumption that each such OP Unit has been exchanged for one share of Class A Common Stock.  For further detail, see the disclosure below under the caption “Voting Agreement” within Item 6 of this Schedule 13D.

(2) Represents 446,112 shares of the Issuer’s Class A Common Stock held by Gazelle Herne Hill LLC.

(3) Based upon information provided by the Issuer as of July 17, 2017, reflecting 135,684,868 shares of Class A Common Stock outstanding, giving effect to conversion of all shares of the Issuer’s Class C Common Stock held by the parties to the Voting Agreement and exchange of all OP Units held by the parties to the Voting Agreement.

CUSIP No. 37185X 106
1	NAMES OF REPORTING PERSONS L Gen Associates
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
87,868,914(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,108,181(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
87,868,914(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
64.8%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) Represents 33,398,895 shares of the Issuer’s Class A Common Stock (as defined in Item 1 below), 54,460,537 shares of the Issuer’s Class C Common Stock (as defined in Item 1 below) and 54,460,537 OP Units (as defined in Item 1 below), on an as-converted, as-exchanged basis.  L Gen Associates may be deemed by a Rule of the Securities and Exchange Commission to have shared voting power by virtue of the Voting Agreement described in Item 6 below with respect to the shares of common stock of the Issuer held by it and the other parties to such Voting Agreement.  The Class A Common Shares over which the Reporting Person may be deemed to have shared voting power are comprised of (i) 33,398,895 shares of the Issuer’s Class A Common Stock that are subject to the Voting Agreement, (ii) 54,460,537 shares of the Issuer’s Class C Common Stock that are subject to the Voting Agreement on the assumption that such shares of Class C Common Stock have converted to shares of Class A Common Stock at a ratio of 0.000174115 to one and (iii) 54,460,537 OP Units on the assumption that each such OP Unit has been exchanged for one share of Class A Common Stock.  For further detail, see the disclosure below under the caption “Voting Agreement” within Item 6 of this Schedule 13D.

(2) Represents 3,108,181 shares of the Issuer’s Class A Common Stock held by L Gen Associates.

(3) Based upon information provided by the Issuer as of July 17, 2017, reflecting 135,684,868 shares of Class A Common Stock outstanding, giving effect to conversion of all shares of the Issuer’s Class C Common Stock held by the parties to the Voting Agreement and exchange of all OP Units held by the parties to the Voting Agreement.

CUSIP No. 37185X 106
1	NAMES OF REPORTING PERSONS Gazelle Sing LLC
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
87,868,914(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,486,517(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
87,868,914(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
64.8%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Represents 33,398,895 shares of the Issuer’s Class A Common Stock (as defined in Item 1 below), 54,460,537 shares of the Issuer’s Class C Common Stock (as defined in Item 1 below) and 54,460,537 OP Units (as defined in Item 1 below), on an as-converted, as-exchanged basis.  Gazelle Sing LLC may be deemed by a Rule of the Securities and Exchange Commission to have shared voting power by virtue of the Voting Agreement described in Item 6 below with respect to the shares of common stock of the Issuer held by it and the other parties to such Voting Agreement.  The Class A Common Shares over which the Reporting Person may be deemed to have shared voting power are comprised of (i) 33,398,895 shares of the Issuer’s Class A Common Stock that are subject to the Voting Agreement, (ii) 54,460,537 shares of the Issuer’s Class C Common Stock that are subject to the Voting Agreement on the assumption that such shares of Class C Common Stock have converted to shares of Class A Common Stock at a ratio of 0.000174115 to one and (iii) 54,460,537 OP Units on the assumption that each such OP Unit has been exchanged for one share of Class A Common Stock.  For further detail, see the disclosure below under the caption “Voting Agreement” within Item 6 of this Schedule 13D.

(2) Represents 2,486,517 shares of the Issuer’s Class A Common Stock held by Gazelle Sing LLC.

(3) Based upon information provided by the Issuer as of July 17, 2017, reflecting 135,684,868 shares of Class A Common Stock outstanding, giving effect to conversion of all shares of the Issuer’s Class C Common Stock held by the parties to the Voting Agreement and exchange of all OP Units held by the parties to the Voting Agreement.

CUSIP No. 37185X 106
1	NAMES OF REPORTING PERSONS Gazelle Costa Brazil LLC
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
87,868,914(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
621,664(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
87,868,914(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
64.8%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Represents 33,398,895 shares of the Issuer’s Class A Common Stock (as defined in Item 1 below), 54,460,537 shares of the Issuer’s Class C Common Stock (as defined in Item 1 below) and 54,460,537 OP Units (as defined in Item 1 below), on an as-converted, as-exchanged basis.  Gazelle Costa Brazil LLC may be deemed by a Rule of the Securities and Exchange Commission to have shared voting power by virtue of the Voting Agreement described in Item 6 below with respect to the shares of common stock of the Issuer held by it and the other parties to such Voting Agreement.  The Class A Common Shares over which the Reporting Person may be deemed to have shared voting power are comprised of (i) 33,398,895 shares of the Issuer’s Class A Common Stock that are subject to the Voting Agreement, (ii) 54,460,537 shares of the Issuer’s Class C Common Stock that are subject to the Voting Agreement on the assumption that such shares of Class C Common Stock have converted to shares of Class A Common Stock at a ratio of 0.000174115 to one and (iii) 54,460,537 OP Units on the assumption that each such OP Unit has been exchanged for one share of Class A Common Stock.  For further detail, see the disclosure below under the caption “Voting Agreement” within Item 6 of this Schedule 13D.

(2) Represents 621,664 shares of the Issuer’s Class A Common Stock held by Gazelle Costa Brazil LLC.

(3) Based upon information provided by the Issuer as of July 17, 2017, reflecting 135,684,868 shares of Class A Common Stock outstanding, giving effect to conversion of all shares of the Issuer’s Class C Common Stock held by the parties to the Voting Agreement and exchange of all OP Units held by the parties to the Voting Agreement.

CUSIP No. 37185X 106
1	NAMES OF REPORTING PERSONS Dreyk LLC
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
87,868,914(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,374,991(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
87,868,914(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
64.8%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Represents 33,398,895 shares of the Issuer’s Class A Common Stock (as defined in Item 1 below), 54,460,537 shares of the Issuer’s Class C Common Stock (as defined in Item 1 below) and 54,460,537 OP Units (as defined in Item 1 below), on an as-converted, as-exchanged basis.  Dreyk LLC may be deemed by a Rule of the Securities and Exchange Commission to have shared voting power by virtue of the Voting Agreement described in Item 6 below with respect to the shares of common stock of the Issuer held by it and the other parties to such Voting Agreement.  The Class A Common Shares over which the Reporting Person may be deemed to have shared voting power are comprised of (i) 33,398,895 shares of the Issuer’s Class A Common Stock that are subject to the Voting Agreement, (ii) 54,460,537 shares of the Issuer’s Class C Common Stock that are subject to the Voting Agreement on the assumption that such shares of Class C Common Stock have converted to shares of Class A Common Stock at a ratio of 0.000174115 to one and (iii) 54,460,537 OP Units on the assumption that each such OP Unit has been exchanged for one share of Class A Common Stock.  For further detail, see the disclosure below under the caption “Voting Agreement” within Item 6 of this Schedule 13D.

(2) Represents 1,028,413 shares of the Issuer’s Class A Common Stock, 2,346,169 shares of the Issuer’s Class C Common Stock and 2,346,169 OP Units, on an as-converted, as-exchanged basis, held by Dreyk LLC.

(3) Based upon information provided by the Issuer as of July 17, 2017, reflecting 135,684,868 shares of Class A Common Stock outstanding, giving effect to conversion of all shares of the Issuer’s Class C Common Stock held by the parties to the Voting Agreement and exchange of all OP Units held by the parties to the Voting Agreement.

CUSIP No. 37185X 106
1	NAMES OF REPORTING PERSONS GHC Class B LLC
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
87,868,914(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,629,533(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
87,868,914(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
64.8%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Represents 33,398,895 shares of the Issuer’s Class A Common Stock (as defined in Item 1 below), 54,460,537 shares of the Issuer’s Class C Common Stock (as defined in Item 1 below) and 54,460,537 OP Units (as defined in Item 1 below), on an as-converted, as-exchanged basis.  GHC Class B LLC may be deemed by a Rule of the Securities and Exchange Commission to have shared voting power by virtue of the Voting Agreement described in Item 6 below with respect to the shares of common stock of the Issuer held by it and the other parties to such Voting Agreement.  The Class A Common Shares over which the Reporting Person may be deemed to have shared voting power are comprised of (i) 33,398,895 shares of the Issuer’s Class A Common Stock that are subject to the Voting Agreement, (ii) 54,460,537 shares of the Issuer’s Class C Common Stock that are subject to the Voting Agreement on the assumption that such shares of Class C Common Stock have converted to shares of Class A Common Stock at a ratio of 0.000174115 to one and (iii) 54,460,537 OP Units on the assumption that each such OP Unit has been exchanged for one share of Class A Common Stock.  For further detail, see the disclosure below under the caption “Voting Agreement” within Item 6 of this Schedule 13D.

(2) Represents 779,766 shares of the Issuer’s Class A Common Stock, 849,619 shares of the Issuer’s Class C Common Stock and 849,619 OP Units, on an as-converted, as-exchanged basis, held by GHC Class B LLC.

(3) Based upon information provided by the Issuer as of July 17, 2017, reflecting 135,684,868 shares of Class A Common Stock outstanding, giving effect to conversion of all shares of the Issuer’s Class C Common Stock held by the parties to the Voting Agreement and exchange of all OP Units held by the parties to the Voting Agreement.

CUSIP No. 37185X 106
1	NAMES OF REPORTING PERSONS Sing Investments LLC
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
87,868,914(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
74,142(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
87,868,914(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
64.8%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Represents 33,398,895 shares of the Issuer’s Class A Common Stock (as defined in Item 1 below), 54,460,537 shares of the Issuer’s Class C Common Stock (as defined in Item 1 below) and 54,460,537 OP Units (as defined in Item 1 below), on an as-converted, as-exchanged basis.  Sing Investments LLC may be deemed by a Rule of the Securities and Exchange Commission to have shared voting power by virtue of the Voting Agreement described in Item 6 below with respect to the shares of common stock of the Issuer held by it and the other parties to such Voting Agreement.  The Class A Common Shares over which the Reporting Person may be deemed to have shared voting power are comprised of (i) 33,398,895 shares of the Issuer’s Class A Common Stock that are subject to the Voting Agreement, (ii) 54,460,537 shares of the Issuer’s Class C Common Stock that are subject to the Voting Agreement on the assumption that such shares of Class C Common Stock have converted to shares of Class A Common Stock at a ratio of 0.000174115 to one and (iii) 54,460,537 OP Units on the assumption that each such OP Unit has been exchanged for one share of Class A Common Stock.  For further detail, see the disclosure below under the caption “Voting Agreement” within Item 6 of this Schedule 13D.

(2) Represents 74,142 shares of the Issuer’s Class A Common Stock held by Sing Investments LLC.

(3) Based upon information provided by the Issuer as of July 17, 2017, reflecting 135,684,868 shares of Class A Common Stock outstanding, giving effect to conversion of all shares of the Issuer’s Class C Common Stock held by the parties to the Voting Agreement and exchange of all OP Units held by the parties to the Voting Agreement.

CUSIP No. 37185X 106
1	NAMES OF REPORTING PERSONS Larts Investments LLC
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
87,868,914(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
74,142(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
87,868,914(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
64.8%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Represents 33,398,895 shares of the Issuer’s Class A Common Stock (as defined in Item 1 below), 54,460,537 shares of the Issuer’s Class C Common Stock (as defined in Item 1 below) and 54,460,537 OP Units (as defined in Item 1 below), on an as-converted, as-exchanged basis.  Larts Investments LLC may be deemed by a Rule of the Securities and Exchange Commission to have shared voting power by virtue of the Voting Agreement described in Item 6 below with respect to the shares of common stock of the Issuer held by it and the other parties to such Voting Agreement.  The Class A Common Shares over which the Reporting Person may be deemed to have shared voting power are comprised of (i) 33,398,895 shares of the Issuer’s Class A Common Stock that are subject to the Voting Agreement, (ii) 54,460,537 shares of the Issuer’s Class C Common Stock that are subject to the Voting Agreement on the assumption that such shares of Class C Common Stock have converted to shares of Class A Common Stock at a ratio of 0.000174115 to one and (iii) 54,460,537 OP Units on the assumption that each such OP Unit has been exchanged for one share of Class A Common Stock.  For further detail, see the disclosure below under the caption “Voting Agreement” within Item 6 of this Schedule 13D.

(2) Represents 74,142 shares of the Issuer’s Class A Common Stock held by Larts Investments LLC.

(3) Based upon information provided by the Issuer as of July 17, 2017, reflecting 135,684,868 shares of Class A Common Stock outstanding, giving effect to conversion of all shares of the Issuer’s Class C Common Stock held by the parties to the Voting Agreement and exchange of all OP Units held by the parties to the Voting Agreement.

CUSIP No. 37185X 106
1	NAMES OF REPORTING PERSONS Isaac Neuberger
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
16,715,826(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
16,715,826(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
16,715,826(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.0%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) Represents (i) 172,384 shares of the Issuer’s Class A Common Stock (as defined in Item 1 below), 393,269 shares of the Issuer’s Class C Common Stock (as defined in Item 1 below) and 393,269 OP Units (as defined in Item 1 below), on an as-converted, as-exchanged basis, owned by Biret Operating LLC, of which Mr. Neuberger is the manager, (ii) 63,302 shares of the Issuer’s Class A Common Stock, 144,413 shares of the Issuer’s Class C Common Stock and 144,413 OP Units, on an as-converted, as-exchanged basis, owned by Grandview Investors LLC, of which Mr. Neuberger is the manager, (iii) 67,977 shares of the Issuer’s Class A Common Stock, 155,079 shares of the Issuer’s Class C Common Stock and 155,079 OP Units, on an as-converted, as-exchanged basis, owned by Max Moxi LLC, of which Mr. Neuberger is the manager, (iv) 139,218 shares of the Issuer’s Class A Common Stock, 317,604 shares of the Issuer’s Class C Common Stock and 317,604 OP Units, on an as-converted, as-exchanged basis, owned by GRFC Gazelle LLC, of which Mr. Neuberger is the manager, (v) 346,164 shares of the Issuer’s Class A Common Stock, 789,722 shares of the Issuer’s Class C Common Stock and 789,722 OP Units, on an as-converted, as-exchanged basis, owned by Gazelle Riverside LLC, of which Mr. Neuberger is the manager, (vi) 704,228 shares of the Issuer’s Class A Common Stock, 1,606,591 shares of the Issuer’s Class C Common Stock and 1,606,591 OP Units, on an as-converted, as-exchanged basis, owned by Gazelle Light LLC, of which Mr. Neuberger is the manager, (vii) 446,112 shares of the Issuer’s Class A Common Stock owned by Gazelle Herne Hill LLC, of which Mr. Neuberger is the manager, (viii) 3,108,181 shares of the Issuer’s Class A Common Stock owned by L Gen Associates, of which Mr. Neuberger is the manager, (ix) 2,486,517 shares of the Issuer’s Class A Common Stock owned by Gazelle Sing LLC, of which Mr. Neuberger is the manager, (x) 621,644 shares of the Issuer’s Class A Common Stock owned by Gazelle Costa Brazil LLC, of which Mr. Neuberger is the manager, (xi) 1,028,413 shares of the Issuer’s Class A Common Stock, 2,346,169 shares of the Issuer’s Class C Common Stock and 2,346,169 OP Units, on an as-converted, as-exchanged basis, owned by Dreyk LLC, of which Mr. Neuberger is the manager, (xii) 779,766 shares of the Issuer’s Class A Common Stock, 849,619 shares of the Issuer’s Class C Common Stock and 849,619 OP Units, on an as-converted, as-exchanged basis, owned by GHC Class B LLC, of which Mr. Neuberger is the manager, (xiii) 74,142 shares of the Issuer’s Class A Common Stock owned by Sing Investments LLC, of which Mr. Neuberger is the manager, and (xiv) 74,142 shares of the Issuer’s Class A Common Stock owned by Larts Investments LLC, of which Mr. Neuberger is the manager.

(2) Based upon information provided by the Issuer as of July 17, 2017, reflecting 87,818,465 shares of Class A Common Stock outstanding, giving effect to conversion of all shares of the Issuer’s Class C Common Stock and exchange of all OP Units held by Biret Operating LLC, Grandview Investors LLC, Max Moxi LLC, GRFC Gazelle LLC, Gazelle Riverside LLC, Gazelle Light LLC, Gazelle Herne Hill LLC, L Gen Associates, Gazelle Sing LLC, Gazelle Costa Brazil LLC, Dreyk LLC, GHC Class B LLC, Sing Investments LLC and Larts Investments LLC.

This Amendment No. 4 on Schedule 13D (this “Amendment”) amends the Schedule 13D dated August 1, 2016, filed on behalf of the Reporting Persons as set forth therein with respect to beneficial ownership of shares of Genesis Healthcare, Inc. (formerly known as Skilled Healthcare Group, Inc.), as amended to date (the “Schedule 13D”). The purpose of the Amendment is to reflect certain changes in the holdings of the Reporting Persons and to disclose the execution of the Voting Agreement referred to in Item 6 of this Amendment by the Reporting Persons.
Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D. All capitalized terms not otherwise defined in this Amendment shall have the same meanings ascribed thereto in the Schedule 13D.

Item 2.    Identity and Background

The second paragraph of Item 2(a) of the Schedule 13D is hereby amended and restated as follows:

As a result of the Voting Agreement described in Item 6, the Reporting Persons, other than Mr. Neuberger, may be deemed to constitute a “group” within the meaning of Rule 13d-5(b) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  The Voting Agreement includes a covenant obligating all parties thereto to jointly file this statement and any necessary amendments hereto.

Item 4.	Purpose of Transaction

The third paragraph of Item 4 of the Schedule 13D is hereby amended and restated as follows:

Although no Reporting Person currently has any specific plan or proposal to acquire or dispose of shares of Class A Common Stock or any securities exchangeable for or convertible into Class A Common Stock, each Reporting Person, consistent with its investment purpose, at any time and from time to time may, subject to the terms and conditions of the Voting Agreement described in Item 6, directly or indirectly acquire additional shares of Class A Common Stock or associated rights or securities exchangeable for or convertible into shares of Class A Common Stock or dispose of any or all of its Class A Common Stock or its associated rights or securities exchangeable for or convertible into Class A Common Stock (including, without limitation, distributing some or all of such securities to such Reporting Person’s members, partners, stockholders or beneficiaries, as applicable), depending upon an ongoing evaluation of its investment in such securities, applicable legal and/or contractual restrictions, prevailing market conditions, other investment opportunities, liquidity requirements of such Reporting Person and/or other investment considerations.  As a result of the Voting Agreement described in Item 6, the Reporting Persons have agreed not to, during the period commencing on the Effective Date until the Lock-Up Expiration Date, Transfer any shares of Class A Common Stock or Class C Common Stock; provided, however, that each Reporting Person may Transfer shares of Class A Common Stock or Class C Common Stock (i) to one or more of such Reporting Person’s Permitted Transferees who, prior to or concurrently with such Transfer, constitute and appoint a then-current Reporting Person who is a natural person as the sole and exclusive proxy to vote all such transferred shares of Class A Common Stock or Class C Common Stock, or (ii) to one or more third parties, subject to the terms and conditions of Section 3 and Section 6 of the Voting Agreement, representing, in each calendar month, up to twenty-five percent (25%) of such Reporting Person’s Pro Rata Portion of the Transferable Amount.   If consummated, one or more Transfers described above pursuant to the terms and conditions of the Voting Agreement may result in a transaction described in Item 4(a) of Schedule 13D.   Capitalized terms used herein but not otherwise defined have the meaning ascribed to such terms in the Voting Agreement.  The foregoing description of the Voting Agreement does not purport to be complete and is qualified in its entirety by the full text of the Voting Agreement, which is attached as Exhibit 1 hereto and incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) and (b).  The information contained on the cover pages to this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 hereof is incorporated herein by reference.  Because the Reporting Persons are parties to the Voting Agreement described in Item 6, each Reporting Person is deemed by Rule 13d-5(b)(1) of the Exchange Act to be the beneficial owner of all shares of the Issuer’s Class A Common Stock and Class C Common Stock beneficially owned by each party to the Voting Agreement. Therefore, as a result of such Rule, each Reporting Person may be deemed to have shared voting power over all of the 33,398,895 shares of the Issuer’s Class A Common Stock and 54,460,537 shares of Class C Common Stock subject to the Voting Agreement. In addition, if the 54,460,537 OP units beneficially owned by the members of the Voting Group were to be exchanged for shares of the Issuer’s Class A Common Stock as described in Item 1 above, such shares of Class A Common Stock would also be subject to the Voting Agreement.  The Shares of Class A Common Stock beneficially owned by the parties to the Voting Agreement represent approximately 41.1% of the outstanding Class A Common Stock of the Issuer and the shares of Class C Common Stock held by the parties to the Voting Agreement represent approximately 88.1% of the outstanding Class C Common Stock of the Issuer. The shares of Class A Common Stock, Class C Common Stock and OP units beneficially owned by the parties to the Voting Agreement represent approximately 56.2% of the outstanding shares of the Issuer’s Class A Common Stock on a fully as-converted and as-exchanged basis, and approximately 56.2% of the voting power of the Issuer.  Included in the shares subject to the Voting Agreement are (i) 822,722 shares of the Issuer’s Class A Common Stock and 1,639,657 shares of the Issuer’s Class C Common Stock with respect to which Robert Hartman currently holds proxies and (ii) 2,618,380 shares of the Issuer’s Class A Common Stock and 3,245,626 shares of the Issuer’s Class C Common Stock with respect to which Mr. Hager currently holds proxies granted by members of management of the Issuer.

(c)            Except as described above, the Reporting Persons have not engaged in any transactions with respect to the Issuer’s Class A Common Stock in the past 60 days.

(d)            To the knowledge of the Reporting Persons, no one other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Issuer’s Class A Common Stock.

(e)	Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
The section of Item 6 of the Schedule 13D entitled “Voting Agreement” is hereby amended and restated as follows:
Voting Agreement
Pursuant to a Third Amended and Restated Voting Agreement, dated as of July 31, 2017 (the “Voting Agreement”), each of the stockholders party thereto (the “Stockholders”) agreed that, with respect to all shares of Class A Common Stock and Class C Common Stock of the Issuer of which each Stockholder is the owner of or directs the power to vote of as of the date of the Voting Agreement (the “Shares”): (a) the Stockholders shall vote all of their Shares as determined by the Stockholders holding (i) with regard to the election of directors of the Issuer, a majority of the Shares held by the Stockholders, and (ii) with regard to all other matters, at least seventy-five percent (75%) of the Shares held by the Stockholders; and (b) if, (i) with regard to any nominee for election as a director, Stockholders holding at least a majority of the Shares held by the Stockholders cannot agree, the Stockholders shall vote all of their Shares against such nominee, and (ii) with regard to all matters other than the election of directors, Stockholders holding at least seventy-five percent (75%) of the Shares held by the Stockholders cannot agree, the Stockholders shall vote all of their Shares against such matter.  Accordingly, the Stockholders act as a “group” within the meaning of Section 13(d)(3) of the Exchange Act, in voting on all matters, including the election of directors.
Pursuant to the terms of the Voting Agreement, the Stockholders have agreed not to, during the period commencing on the Effective Date until the Lock-Up Expiration Date, Transfer any Shares; provided, however, that each Stockholder may Transfer Shares (i) to one or more of such Stockholder’s Permitted Transferees who, prior to or concurrently with such Transfer, constitute and appoint a then-current Stockholder who is a natural person as the sole and exclusive proxy to vote all such transferred Shares, or (ii) to one or more third parties, subject to the terms and conditions of Section 3 and Section 6 of the Voting Agreement, representing, in each calendar month, up to twenty-five percent (25%) of such Stockholder’s Pro Rata Portion of the Transferable Amount.  In addition, each Stockholder has agreed, pursuant to the terms of the Voting Agreement, that such Stockholder will not, during the period commencing on the Effective Date and ending on the Lock-Up Expiration Date, Transfer any Shares held by such Stockholder if the effect of such proposed Transfer would result in the Aggregate Group Ownership Percentage being less than or equal to fifty-one and one-half percent (51.5%).  The Voting Agreement shall automatically terminate and be of no further force or effect upon the earliest to occur of: (i) such time as the number of Shares which remain subject to the Voting Agreement represent, for a period of five (5) consecutive business days, less than fifty percent (50%) of the outstanding voting power of the Company, (ii) the written consent of Stockholders holding a majority of the Shares held by all Stockholders, and (iii) the Lock-Up Expiration Date. Capitalized terms used herein but not otherwise defined have the meaning ascribed to such terms in the Voting Agreement.
The foregoing description of the Voting Agreement does not purport to be complete and is qualified in its entirety by the full text of the Voting Agreement, which is attached as Exhibit 1 hereto and incorporated herein by reference.

Item 7.    Material to be Filed as Exhibits
Exhibit 1	Third Amended and Restated Voting Agreement, dated as of July 31, 2017, by and among the stockholders set forth on Schedule A thereto (filed herewith)

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 31, 2017

HCCF MANAGEMENT GROUP XI, LLC

By:	/s/Arnold Whitman
Name: Arnold Whitman
Title: Sole Member

HCCF MANAGEMENT GROUP, INC.

By:	/s/ Arnold Whitman
Name: Arnold Whitman
Title: President

/s/Arnold Whitman
Arnold Whitman

ZAC PROPERTIES XI, LLC

By:	/s/ Steven Fishman
Name: Steven Fishman
Title: Managing Member

FC PROFIT SHARING, LLC

By:	Formation Capital, LLC, its sole member

By:	/s/ Steven Fishman
Name: Steven Fishman
Title: President

/s/ Steven Fishman
Steven Fishman

BIRET OPERATING LLC

By:	/s/Isaac Neuberger
Name: Isaac Neuberger
Title: Manager

GRANDVIEW INVESTORS LLC

By:	/s/Isaac Neuberger
Name: Isaac Neuberger
Title: Manager

MAX MOXI LLC

By:	/s/Isaac Neuberger
Name: Isaac Neuberger
Title: Manager

GRFC GAZELLE LLC

By:	/s/Isaac Neuberger
Name: Isaac Neuberger
Title: Manager

GAZELLE RIVERSIDE LLC

By:	/s/Isaac Neuberger
Name: Isaac Neuberger
Title: Manager

GAZELLE LIGHT LLC

By:	/s/Isaac Neuberger
Name: Isaac Neuberger
Title: Manager

GAZELLE HERNE HILL LLC

By:	/s/Isaac Neuberger
Name: Isaac Neuberger
Title: Manager

L GEN ASSOCIATES

By:	/s/Isaac Neuberger
Name: Isaac Neuberger
Title: Manager

GAZELLE SING LLC

By:	/s/Isaac Neuberger
Name: Isaac Neuberger
Title: Manager

GAZELLE COSTA BRAZIL LLC

By:	/s/Isaac Neuberger
Name: Isaac Neuberger
Title: Manager

DREYK LLC

By:	/s/Isaac Neuberger
Name: Isaac Neuberger
Title: Manager

GHC CLASS B LLC

By:	/s/Isaac Neuberger
Name: Isaac Neuberger
Title: Manager

SING INVESTMENTS LLC

By:	/s/Isaac Neuberger
Name: Isaac Neuberger
Title: Manager

LARTS INVESTMENTS LLC

By:	/s/Isaac Neuberger
Name: Isaac Neuberger
Title: Manager

/s/Isaac Neuberger
Name: Isaac Neuberger

/s/ George Hager
George Hager

SENIOR CARE GENESIS, LLC

By: Senior Care Development, LLC, its manager

By:	/s/ David Reis
Name: David Reis
Title: Managing Member

/s/ David Reis
David Reis

MIDWAY GEN CAPITAL, LLC

By:	/s/ Robert Hartman
Name: Robert Hartman
Title: Manager

/s/ Robert Hartman
Robert Hartman

ROBERT AND DEBRA F. HARTMAN FAMILY TRUST

By:	/s/ Debra F. Hartman
Name: Debra F. Hartman
Title: Trustee